宇信易诚™

Yucheng Technologies Limited

A Leading FinTech Total Solution Provider in China

Corporate Overview

August 2011

YUCHENG™
Technologies Limited

Disclosure Statement

Forward Looking Statements

This release may contain forward-looking statements within the meaning of the Private securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: business conditions in China, changing interpretations of generally accepted accounting principles; outcomes of government reviews; inquiries and investigations and related litigation; legislation or regulatory environments, requirements or changes adversely affecting the businesses in which Yucheng Technologies is engaged fluctuations in customer demand; management of rapid growth; intensity of competition from other IT providers; market acceptance of new products; general economic conditions; geopolitical events and regulatory changes; as well as other relevant risks detailed in filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. The company does not assume any obligation to update the information contained in this press release or filings.

YUCHENG™ Technologies Limited

Corporate Overview

Headquarters	Beijing, China
Founded	1999
Employees	Approximately 2,500 employees nationwide
Customers	13 out of the 15 largest banks in China Total of 100+ banks
Businesses	Software & Solutions Platform & Maintenance Services
Ticker	NASDAQ: YTEC
2011 Estimates	Non-GAAP Revenue of USD 71.0M~73.0M Non-GAAP EPS of USD 0.44~0.46

YUCHENG™
Technologies Limited

Investment Highlights

- Focusing on the rapidly growing Chinese "Banking IT" space
- Most complete solutions offering for banks
- Experienced management team with domain expertise
- Proven capability to be the consolidator in the industry
- Return of strong financial performance

YUCHENG™ Technologies Limited

Bank IT Spending in China Lags Behind

			
Bank Assets	USD 10 trillion	USD 11 trillion	USD 2 trillion
Population	1.3 billion	307 million	33 million
IT Spending[1]	USD 10 billion	USD 43.5 billion	USD 6 billion
IT Spending as a Percentage of Bank Assets	.100%	.395%	.300%

1. 2009 Estimate

Sources: CIA World Factbook, IDC, Celent, PWC, Federal Reserve Board, National Statistics Bureau of China and Company Research

YUCHENG™
Technologies Limited

Banking Industry Growth Drivers in China


Regulation
Low Installed Base
Basel II
Competition
Increased IT Spending
Demand for Efficiency
Changing Revenue Models

YUCHENG™ Technologies Limited

IT Solution Spending

Increases in IT solution spending are spread evenly across our three business lines as banks seek to improve on all dimensions.


2010-2014 CAGR: 19.3%
'10-'14 CAGR
20.9%
20.0%
17.9%
RMB Billion
20
15
10
5
0
2006
2007
2008
2009
2010
2011
2012
2013
2014
Business Solutions
Channel Solutions
Management Solutions

** IDC 2010*

YUCHENG™
Technologies Limited

Higher Growth Expected from SMBs

	Big 4 Banks	SMBs
Characteristics	Maturing IT infrastructures Balanced IT insourcing / outsourcing strategy More spending on emerging solutions Diversified spending with many IT vendors	Lack the resources and sophistication to manage multiple IT providers Lack the in-house talent and capital for customized IT solutions Previously under-invested in IT infrastructure Potential to use one-stop shopping
Market Opportunity	Stable growth as a trusted partner Existing application upgrades Risk management & business intelligence applications Penetration into newer customers	Higher growth for IT spending to catch up with the big 4 banks Total solution provider model More recurring revenues from outsourcing Opportunity for cross-selling

YUCHENG™ Technologies Limited

Leader in the Fragmented FinTech Market



LFT
8.2%
IBM
5.6%
YTEC
4.3%
Digital China
4.1%
Global Infotech
2.6%
TCS
2.5%
Others
72.9%



High
Low
IBM
SAP
TCS
High

* IDC 2010

	Brand Name	Total Solution Provider	Focus on Banking	Local Expertise	Nationwide Presence	Market Penetration
Yucheng	◕	◕	●	●	◕	◕
Global Players	●	◕	◑	◑	◑	◑
Local Players	◕	◑	◑	●	◕	◑

YUCHENG™ Technologies Limited

Focused Leading Banking IT Solutions Provider in China

Yucheng's Rapid Development



Yucheng* is established
1999
Deloitte names Yucheng* in the 500 fastest growing IT providers in Asia
2005
First Chinese FinTech company to list on the NASDAQ
2007
SMB Growth Initiative
2008
Strategic Partnership: NTT JV
2010
Foundations
Initial Success
Expansion
Focused Total Solution Provider
2003
Yucheng* becomes China Construction Bank's largest domestic IT service provider
2006
First named a top 5 IT service provider in China by IDC
2007
Completed 5 acquisitions, expanding core competencies
2009
Ranked on the FinTech 100 for the second time
2011
Re-acceleration

* Through our predecessor Sihitech.

Complete Software & Solutions Offering for Banks

Yucheng's comprehensive IT software solutions provide the breadth and depth to ensure that we are able to meet the unique requirements of our clients.

Management	Risk Management	Business Intelligence	Performance Measurement	Managerial Accounting	CRM
Channel	Online Banking	Call Center	e-Commerce	Mobile Banking	E-Banking ASP
Business	Core Banking	Loan Management	Foreign Exchange	Treasury	Intermediary Business
Platform	RIDE	EMP	ODS	MUSE	

YUCHENG™
Technologies Limited

Market Leadership

Select Solution Offerings

E-Banking (Channel Solutions)	Risk Management (Management Solutions)	Loan Management (Business Solutions)
◆ Complete solution to seamlessly integrate: — Internet Banking — Channel Integration and Management — Cash Management ◆ Next generation e-Banking product to further consolidate its market leading position	◆ Suite of implementation and consulting services in all area of risk management: — Asset and Liability Management — Market Risk Management — Operational risks — Loan risks	◆ Complete suite of loan servicing applications that support: — Loan process Management — Loan Portfolio Analysis — Loan Performance Management
◆ 3 of top 5 banks ◆ Over 70+ installed bases	◆ 3 of top 5 banks ◆ CCB, BOC, CITIC	◆ CCB, CDB, SDB, GDB ◆ Leader in Rural Credit Unions
◆ No.1 vendor in China* ◆ 70% market share by user base	◆ Top 3 domestic vendor in China* ◆ Leader in big 4 banks	◆ Top 3 vendor in China* ◆ Fastest growing solution with 70% winning ratio

** IDC 2009, IDC 2010 and company research*

YUCHENG™ Technologies Limited

Extensive Network for Serving Clients Nationwide


Beijing
Tianjin
Shanghai
Chengdu
Xiamen
Guangzhou
Headquarters
6 Delivery Centers
2 Research Centers

YUCHENG™ Technologies Limited

Proven Management Team

Name	Title	Background
Weidong Hong	Chairman and CEO	◆ Co-founder of Yucheng Technologies ◆ Over 20 years of FinTech experience ◆ BE and EMBA – Tsinghua University
Shuo Zeng	COO	◆ Co-founder of Yucheng Technologies ◆ Over 19 years of FinTech experience ◆ BE in Automation – Beijing Polytechnic University
Steve Dai	CFO	◆ Over 18 years in finance and technology and over 6 years experience as a CFO ◆ BSEE – University of Science and Technology of China, MSEE – University of Miami, and MBA – Wharton School of Business

Strong Middle Management

Solutions

14 years average industry experience

Sales

17 years average industry experience

Middle and Senior management hold approximately 35% of total outstanding shares.

Corporate Strategy


M&A/Strategic Partnerships
R&D Driven Growth
Operation Efficiencies
Big Four Banks' Trusted Partner
Total Solution Provider for SMBs
Organic
Accelerated

YUCHENG™
Technologies Limited

Refocus on Banking Industries

- Divesture of non-core business
  - Divested Elegon in June 2009: insurance product & business
  - Formed JV with NTT Data for ASP businesses in January 2010 with 49% equity ownership in the JV
  - Divested POS businesses on December 31, 2010, realized one-time loss from disposal of discontinued operations of $4.0 million
- Refocus on core business in the banking industry in China
  - Software & solutions to solve customers' business problem
  - Platform & maintenance services to increase our presence at customers' mindset

Software & Solutions Focusing on Banks

Rapidly Increasing SMB Client Base

Big Four Banks	◆ Very close and long term relationship with CCB ◆ Fastest growing business at BOC
Joint Stock / Policy Banks	◆ Has close relationship with 70+% of the banks ◆ Top wallet share at BoComm, CITIC, and GDB
City Commercial Banks	◆ Has close relationship with 40+% of the banks ◆ Long term relationship with all of the largest banks
Rural Credit Unions	◆ Leading vendor with rural credit unions ◆ Excellent relationship with Rural Credit Bank Funds Clearing Center (农信银)
Foreign Banks	◆ Top vendor with foreign banks ◆ Expanding beyond online banking

R&D Driven Growth

Increased Modularization & Sharing


Efficiency
Custom Elements
Economies of Scale
Project Cycle Time

More competitive in the SMB market

Next Generation Products


E-Banking
E-Commerce
RWA
Loan Management

Better Products for Bigger Banks

External Growth Drivers

Strategic Partnerships

- International solutions leader looking to enter or expand their presence in China
- Complementary solutions
- Rapidly increase IT capabilities
- Variety of formats

Acquisitions

- Fragmented market and barriers to entry cause market consolidation
- Smaller local vendors with solutions capabilities that complement our existing portfolio
- Highly opportunistic strategy
- Integration is key

YUCHENG™ Technologies Limited

Back on Track for Consistent Growth

	2009	2010 Q1	2010 Q2	2010	2011 Q1	2011 Q2	2011E
(In US$ millions, except per share data)							
Net Revenues	50.4	9.0	12.3	59.8	11.5	15.8	71.0~73.0
Growth rate				*18.7%*	*27.5%*	*28.2%*	*18.8~22.1%*
Software & Solutions	42.0	7.4	10.6	51.4	9.6	13.7	
Growth rate				*22.3%*	*29.6%*	*30.0%*	
Platform & Maintenance Services	8.4	1.6	1.8	8.4	1.9	2.1	
Growth rate				*0.6%*	*18.0%*	*17.4%*	
Gross Profits	23.9	4.4	6.2	29.7	5.8	7.8	
Growth rate				*24.4%*	*32.6%*	*25.0%*	
Operating Expenses	23.9	4.4	5.4	22.8	5.4	5.5	
% as of net revenues	*47.4%*	*48.4%*	*43.4%*	*38.1%*	*46.7%*	*35.0%*	
Operating Income	0.0	0.0	0.9	6.9	0.5	2.2	
Net Income	0.7	-0.1	1.1	6.2	0.3	1.9	8.6~8.9
Growth rate				*N.A.*	*N.A.*	*70.3%*	*39.8~44.6%*
EPS	0.04	-0.01	0.06	0.32	0.02	0.10	0.44~0.46
Growth rate				*N.A.*	*N.A.*	*62.0%*	*35.5~41.7%*

Note 1: All data are non-GAAP basis

Note 2: 2010 data exclude the loss from disposal of the POS business

Note 3: 2010 Q2 data exclude the gain from asset transfer to our joint venture with NTT Data

YUCHENG™
Technologies Limited

Improving Core Business and Operating Margins

Margins	2009	2010 Q1	2010 Q2	2010	2011 Q1	2011 Q2
Gross margin	47.4%	48.7%	50.3%	49.7%	50.6%	49.1%
Software & Solutions	45.4%	51.0%	50.1%	49.8%	48.3%	46.1%
Platform & Maintenance Services	57.7%	37.8%	51.7%	49.3%	62.7%	69.1%
Operating margin	0.0%	0.3%	6.9%	11.6%	3.9%	14.1%
Net margin	1.4%	-1.2%	8.8%	10.3%	2.6%	11.7%

% of total net revenues	2009	2010 Q1	2010 Q2	2010	2011 Q1	2011 Q2
Software & Solutions	83.4%	82.3%	85.7%	85.9%	83.6%	86.9%
Platform & Maintenance Services	16.6%	17.7%	14.3%	14.1%	16.4%	13.1%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Note 1: All data are non-GAAP basis
Note 2: 2010 data exclude the loss from disposal of the POS business
Note 3: 2010 Q2 data exclude the gain from asset transfer to our joint venture with NTT Data

Strong Growth in Software & Solutions Revenues


70
60
50
40
30
20
10
-
In USD Million
Q1
Q2
Q3
Q4
Annual
2008
2009
2010
2011

YUCHENG™
Technologies Limited

Consistently Growing Backlog



60.0
50.0
40.0
30.0
20.0
10.0
0.0
USD Million
4.10
28.30
6.80
35.20
7.60
36.60
6.10
31.60
5.25
37.60
3.62
50.08
2010-Q1
2010-Q2
2010-Q3
2010-Q4
2011-Q1
2011-Q2
Software & Solutions
Platform & Maintenance Services

YUCHENG™ Technologies Limited

Valuation Analysis (comparable company analysis)

Company	Ticker	Stock Price 8/9/2011	Market Cap	Enterprise Value	EV/Rev. (x) 2010 A	EV/Rev. (x) 2011 E	EV/EBITDA (x) 2010 A	EV/EBITDA (x) 2011 E	PE (x) 2010 A	PE (x) 2011 E	PEG (x) 2011 E
VanceInfo Technologies Inc.	VIT	18.20	790	616	2.9	2.3	15.2	11.9	22.0	19.4	0.8
HiSoft Technology International Ltd.	HSFT	11.14	297	167	1.1	0.9	7.2	5.1	13.9	13.0	0.6
Camelot information Systems Inc.	CIS	10.98	546	435	2.3	1.8	12.9	9.4	18.4	13.9	0.6
iSoftStone Holdings Limited	ISS	11.97	627	615	3.1	2.4	37.3	22.8	26.0	21.8	0.9
AsiaInfo-Linkage,Inc.	ASIA	10.99	831	603	1.7	1.3	6.9	4.8	7.0	6.4	0.4
Yucheng Technologies Limited	YTEC	3.06	60	55	0.9	0.8	5.4	4.2	9.6	6.8	0.3

Note: Based on public information and company researches

What You Can Expect From YTEC

- Leading player in the rapidly growing Chinese "Banking IT" Space with plenty of M&A opportunities
- New YTEC with focused and improved operation
- Biggest beneficiary of a more rational market
- More aggressive in the M&A game
- 20-25% top line growth & 20-25% bottom line growth
- FY2011 guidance
  - Non-GAAP net revenues $71-73 million
  - Non-GAAP EPS $0.44-0.46

YUCHENG™
Technologies Limited

Thank You!

Investor Relations Contact:

Steve Dai

investors@yuchengtech.com
Tel: +86 10 5913 7889

YUCHENG™
Technologies Limited

Reconciliation of non-GAAP to GAAP Figures

To supplement the unaudited consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Yucheng's management has reported revenues, net income and earning per share on a non-GAAP basis. Management of Yucheng believes that these non-GAAP revenue, net income and earnings per share measures are useful for understanding and assessing Yucheng's underlying business performance and operating trends, and expects to report net income on a non-GAAP basis using a consistent method on a quarterly basis going forward. These non-GAAP financial measures also facilitate management's internal comparisons to Yucheng's historical performance and liquidity. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Management of Yucheng notes that these measures may not be calculated on the same basis as similar measures used by other companies. Please find a reconciliation of non-GAAP figures to GAAP figures in the summary of financial information presented above.

Yucheng's net revenue (non-GAAP) represents total revenue net of third party hardware and software costs that are passed through to our customers.

In USD million	2009	2010
Total Revenues (GAAP)	51.9	61.0
Third Party Hardware and Software Costs	1.5	1.2
Net Revenue (non-GAAP)	50.4	59.8

Gross margin of net revenues (non-GAAP) is calculated by dividing gross profit by net revenue (non-GAAP).

	2009	2010
Gross margin (GAAP)	46.0%	48.8%
Third Party Hardware and Software Costs	1.4%	0.9%
Gross margin (non-GAAP)	47.4%	49.7%

YUCHENG™ Technologies Limited

Reconciliation of non-GAAP to GAAP Figures (Continued)

Operating expenses (non-GAAP) excludes stock-based compensation and amortization of acquired intangible assets related to previous acquisitions.

In USD million	2009	2010
Operating expenses (GAAP)	25.2	24.2
Share based compensation	-	1.2
Amortization of acquired intangible assets	1.3	0.2
Operating expenses (non-GAAP)	23.9	22.8

Operating margin of net revenue (non-GAAP) is calculated by dividing operating income, excluding amortization of acquired intangible assets and stock-based compensation expenses, divided by net revenue (non-GAAP).

	2009	2010
Operating margin (GAAP)	-2.5%	9.1%
Share based compensation	0.0%	2.0%
Amortization of acquired intangible assets	2.6%	0.3%
Third Party Hardware and Software Costs	0.0%	0.2%
Operating margin (non-GAAP)	0.0%	11.6%

Net income from operations (non-GAAP) excludes stock-based compensation and amortization of acquired intangible assets related to the previous acquisitions.

In USD million	2009	2010
Net Income from operations(GAAP)	-1.3	5.5
Share based compensation	-	1.2
Amortization of acquired intangible assets	1.3	0.2
Net Income from operations(non-GAAP)	0.0	6.9

YUCHENG™
Technologies Limited

Reconciliation of non-GAAP to GAAP Figures (Continued)

Net income (non-GAAP) excludes stock-based compensation and amortization of acquired intangible assets related to the previous acquisitions.

In USD million	2009	2010
Net Income(GAAP)	-0.6	0.7
Share based compensation	-	1.2
Amortization of acquired intangible assets	1.3	0.2
Net Income(non-GAAP)	0.7	2.1

Net income (non-GAAP) per diluted share is calculated by dividing net income (non-GAAP) (which as discussed above excludes stock-based compensation expenses and amortization of acquired intangible assets) by the same number of weighted average shares outstanding used in the computation of net income per diluted share.

In USD	2009	2010
GAAP net income Per diluted Share	-0.03	0.04
Share based compensation	-	0.06
Amortization of acquired intangible assets	0.07	0.01
Non-GAAP net income Per diluted Share	0.04	0.11